                             CANWEST MEDIAWORKS INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006
                              AND FEBRUARY 28, 2005

                                   (UNAUDITED)

April 6, 2006

TO THE AUDIT COMMITTEE OF CANWEST MEDIAWORKS INC.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIAWORKS INC. (the "Company") as at February 28, 2006 and 2005 and the related interim consolidated statements of earnings (loss), retained earnings and cash flows for the three and six month periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.


(PRICEWATERHOUSECOOPERS LLP)

CHARTERED ACCOUNTANTS

                             CANWEST MEDIAWORKS INC.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                              FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                             ---------------------------   ---------------------------
                                                             FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                                 2006           2005           2006           2005
                                                             ------------   ------------   ------------   ------------
                                                                              (REVISED                      (REVISED
                                                                               NOTE 6)                       NOTE 6)
Revenue                                                        645,615        680,192       1,494,030      1,541,501
Operating expenses                                             381,342        363,845         809,820        769,786
Selling, general and administrative expenses                   183,358        169,484         370,106        339,607
Ravelston management contract termination                           --            281              --            562
                                                               -------        -------       ---------      ---------
                                                                80,915        146,582         314,104        431,546
Amortization of intangibles                                      4,887          4,958          10,462          9,897
Amortization of property, plant and equipment                   24,242         22,962          47,642         44,311
Other amortization                                               1,358          1,318           2,832          2,482
                                                               -------        -------       ---------      ---------
Operating income                                                50,428        117,344         253,168        374,856
Interest expense                                               (45,952)       (61,084)        (98,510)      (133,850)
Interest income                                                    526          1,036           1,246          1,877
Amortization of deferred financing costs                        (1,481)        (3,120)         (3,430)        (5,321)
Interest rate and foreign currency swap losses                  (7,160)        (4,902)       (127,699)       (49,500)
Foreign exchange gains (losses)                                    149         (8,596)           (425)         1,903
Loan impairment recovery                                         3,052             --           3,052             --
Investment gains, losses and write-downs (note 5)                1,839         (1,689)        103,057            (54)
Loss on debt extinguishment (note 4)                              (291)            --        (116,880)       (43,992)
                                                               -------        -------       ---------      ---------
                                                                 1,110         38,989          13,579        145,919
Provision for (recovery of) income taxes (note 3)                 (992)          (943)        (55,864)        35,669
                                                               -------        -------       ---------      ---------
Earnings before the following                                    2,102         39,932          69,443        110,250
Minority interests                                             (16,729)       (17,968)        (60,444)       (56,375)
Interest in earnings (loss) of equity accounted affiliates          (3)           596             827          1,047
Realized currency translation adjustments                       (1,664)          (848)         (1,780)          (848)
                                                               -------        -------       ---------      ---------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                 (16,294)        21,712           8,046         54,074
Earnings from discontinued operations (note 6)                   1,737          1,585           6,579          4,942
                                                               -------        -------       ---------      ---------
NET EARNINGS (LOSS) FOR THE PERIOD                             (14,557)        23,297          14,625         59,016
                                                               =======        =======       =========      =========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                          AS AT            AS AT
                                                      FEBRUARY 28,      AUGUST 31,
                                                          2006             2005
                                                      ------------   ----------------
                                                                     (Revised note 6)
ASSETS
CURRENT ASSETS
Cash                                                      57,021           17,264
Accounts receivable                                      443,808          459,172
Inventory                                                 12,285           13,533
Investment in broadcast rights                           238,161          183,114
Future income taxes                                        3,893            3,893
Other current assets                                      35,731           25,835
Assets of discontinued operations (note 6)                11,560            9,879
                                                       ---------        ---------
                                                         802,459          712,690
Other investments                                         16,216           23,059
Investment in broadcast rights                            25,786           20,139
Due from parent and affiliated companies                  63,502           86,527
Property, plant and equipment                            677,833          693,420
Future income taxes                                      179,430           53,101
Other assets                                              79,085          139,625
Intangible assets                                      1,117,609        1,142,118
Goodwill                                               2,403,090        2,420,851
Assets of discontinued operations (note 6)                13,210           12,896
                                                       ---------        ---------
                                                       5,378,220        5,304,426
                                                       =========        =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                         109,820          171,035
Accrued liabilities                                      263,634          290,080
Income taxes payable                                      15,396           44,371
Broadcast rights accounts payable                         98,591           68,439
Deferred revenue                                          35,983           36,774
Future income taxes                                       51,608           44,663
Current portion of long term debt and obligations
   under capital leases                                    1,915            5,696
Liabilities of discontinued operations (note 6)           15,041           18,692
                                                       ---------        ---------
                                                         591,988          679,750
Long term debt and related foreign currency swap
   liability (note 4)                                  2,672,715        2,886,090
Interest rate and foreign currency swap liability        130,450          215,075
Obligations under capital leases                          14,799           16,101
Other accrued liabilities                                106,920           85,495
Future income taxes                                      103,864           74,694
Minority interests                                       493,241           90,581
Liabilities of discontinued operations (note 6)              958              958
                                                       ---------        ---------
                                                       4,114,935        4,048,744
                                                       ---------        ---------
Contingencies (note 9)

SHAREHOLDERS' EQUITY
Capital stock                                            438,838          438,838
Contributed surplus                                      133,390          132,953
Retained earnings                                        710,453          695,828
Cumulative foreign currency translation adjustments      (19,396)         (11,937)
                                                       ---------        ---------
                                                       1,263,285        1,255,682
                                                       ---------        ---------
                                                       5,378,220        5,304,426
                                                       =========        =========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                           FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                          ---------------------------   ---------------------------
                                          FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                              2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------
Retained earnings - beginning of period     725,010         726,672        695,828        690,953

Net earnings (loss) for the period          (14,557)         23,297         14,625         59,016
                                            -------         -------        -------        -------

Retained earnings - end of period           710,453         749,969        710,453        749,969
                                            =======         =======        =======        =======

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                     FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                    ---------------------------   ---------------------------
                                                    FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                        2006           2005           2006           2005
                                                    ------------   ------------   ------------   ------------
                                                                     (REVISED                      (REVISED
                                                                      NOTE 6)                       NOTE 6)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                    (14,557)        23,297          14,625         59,016
Earnings from discontinued operations                  (1,737)        (1,585)         (6,579)        (4,942)
Items not affecting cash
   Amortization                                        31,968         32,358          64,366         62,011
   Non-cash interest expense (income)                    (906)         2,915             355         26,523
   Future income taxes                                  1,605         (3,731)        (82,971)       (17,485)
   Realized currency translation adjustments            1,664            848           1,780            848
   Interest rate and foreign currency
      swap losses net of settlements                    2,778         16,869          25,723         17,322
   Loss on debt extinguishment                            291             --         116,880         43,992
   Loan impairment recovery                            (3,052)            --          (3,052)            --
   Investment gains, losses and write-downs            (1,839)         1,689        (103,057)            54
   Amortization and write-down of film and
      television programs                                                280                          3,264
   Pension expense                                        248          3,186           4,181          5,967
   Minority interests                                  16,729         17,968          60,444         56,375
   Earnings (loss) from equity accounted
      affiliates                                            3           (596)           (827)        (1,047)
   Foreign exchange (gains) losses                       (166)         2,005            (892)        (3,515)
   Stock based compensation expense                     1,411            706           2,051          2,115
                                                     --------        -------      ----------       --------
                                                       34,440         96,209          93,027        250,498
Changes in non-cash operating accounts                (16,594)        78,930        (137,562)       (45,292)
                                                     --------        -------      ----------       --------
Cash flows from operating activities of
   continuing operations                               17,846        175,139         (44,535)       205,206
Cash flows from operating activities of
   discontinued operations                              4,465          1,277           6,322          3,600
                                                     --------        -------      ----------       --------
Cash flows from operating activities                   22,311        176,416         (38,213)       208,806
                                                     --------        -------      ----------       --------

INVESTING ACTIVITIES
Other investments                                      (2,571)           209          (2,571)           292
Investment in broadcast licences                           --         (1,543)         (1,066)        (1,543)
Acquisitions                                               --             --              --        (12,493)
Proceeds from divestitures                               (519)                       515,285             --
Proceeds from sales of other investments                9,300             --           9,300          2,171
Proceeds from sale of property, plant and
   equipment                                               --          2,983             970          3,383
Purchase of property, plant and equipment             (18,219)       (20,674)        (38,894)       (38,520)
Proceeds from (advances to) parent and
   affiliated companies                                 2,608           (105)         24,866          1,682
Investing activities from discontinued
   operations                                            (168)          (454)           (367)          (617)
                                                     --------        -------      ----------       --------
                                                       (9,569)       (19,584)        507,523        (45,645)
                                                     --------        -------      ----------       --------
FINANCING ACTIVITIES
Issuance of long term debt, net of financing
   costs                                              126,644             --         943,584        144,212
Repayment of long term debt                            (5,526)       (91,967)     (1,383,056)      (258,878)
Advances (repayments) of revolving facilities,
   net of financing costs                            (101,359)         3,740         481,267         78,006
Settlement of swap liabilities                             --             --        (354,205)            --
Swap recouponing (payments) receipts                       --         35,953         (48,726)       (62,549)
Payments of capital leases                               (128)          (118)           (586)          (538)
Issuance of share capital of Network TEN                   --          3,852             498          5,317
Payment of distribution to minority interests         (57,646)       (47,757)        (61,498)       (47,757)
Financing activities from discontinued operations      (3,362)        (3,335)         (5,020)        (5,469)
                                                     --------        -------      ----------       --------
                                                      (41,377)       (99,632)       (427,742)      (147,656)
                                                     --------        -------      ----------       --------
Foreign exchange gain (loss) on cash denominated
   in foreign currencies                               (3,153)           780          (1,811)           942
                                                     --------        -------      ----------       --------
NET CHANGE IN CASH                                    (31,788)        57,980          39,757         16,447
CASH - BEGINNING OF PERIOD                             88,809         55,581          17,264         97,114
                                                     --------        -------      ----------       --------
CASH - END OF PERIOD                                   57,021        113,561          57,021        113,561
                                                     ========        =======      ==========       ========

The notes constitute an integral part of the consolidated financial statements.

                             CANWEST MEDIAWORKS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006 AND FEBRUARY 28, 2005
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. and was renamed CanWest Media Inc. On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and continued as CanWest MediaWorks Inc. CanWest MediaWorks Inc. ("the Company") and its predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. ("CanWest"). These transactions have been accounted for on a "continuity of interests" basis. These financial statements reflect the consolidated financial position and consolidated results of all the amalgamated companies for all periods prior to the transaction dates.

     The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television, publishing and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes TEN Group Pty Limited's ("TEN Group") TEN Television Network ("Network TEN"). The Canadian Publishing and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company's 74.2% ownership of the publishing and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership ("Limited Partnership"). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited's 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited's RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited ("Eye Corp"), an outdoor advertising operation which is wholly owned by TEN Group. Corporate and Other includes various investments in media operations and corporate costs.

     The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

     A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

     BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

     SHARE-BASED COMPENSATION

     The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $0.9 million (2005 - $1.8 million) and credited due from parent and affiliated companies related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the six months ended February, 2006, was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 - nil), an expected volatility of 31% (2005 - 42%), risk free interest rates of 4.0% (2005 - 4.2%) and an expected life of 7 years (2005 - 7 years).


     The total fair value of 982,750 stock options granted by the Company in the six months ended February 28, 2006 with an average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the six months ended February 28, 2005, 1,177,500 stock options were granted with a total fair value of $6.3 million, and a weighted average fair value per option of $5.35. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the six months ended February 28, 2006, the Company recorded compensation expense of $0.3 million (2005 - $0.2 million) related to these shares.

     The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

     The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three and six months ended February 28, 2006 would be $0.2 million and $0.5 million, respectively (2005 - $0.3 million and $0.6 million). A value of $1.1 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) from continuing operations for the three months ended February 28, 2006, would be ($16.5) million, (2005 - $21.4 million), and six months ended February 28, 2006, would be $7.6 million (2005 - $53.4 million). The resulting proforma net earnings (loss) for the three months ended February 28, 2006, would be ($14.8) million (2005 - $23.0 million), and six months ended February 28, 2006, would be $14.1 million (2005 - $58.4 million).

     The Company's proforma disclosure does not apply to awards prior to 1996.

2.   ACQUISITIONS AND DIVESTITURE

     Acquisitions

     On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies is the sale of outdoor advertising.

     Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets                                         5,872
Property, plant and equipment                          5,224
Site licenses                                          3,931
Goodwill                                               9,633
Liabilities                                           (1,607)
                                                      ------
                                                      23,053
                                                      ======
Consideration:
Cash                                                  19,487
Carrying value of investment at date of acquisition    3,566
                                                      ------
                                                      23,053
                                                      ======

     Divestiture

     On October 13, 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company, (the "Publications Group") to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

     Concurrently, the CanWest MediaWorks Income Fund (the "Fund") closed its initial public offering ("IPO") of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $34.7 million and were paid by the Limited Partnership.

     In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

     The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

     During the second quarter, the Company changed its accounting entries related to this transaction resulting in revisions to the interim financial statements as at November 30, 2005 and for the three months then ended. Initially, the minority interest was calculated based on the net liabilities recorded in the underlying subsidiary rather than net assets in the consolidated accounts which reflected fair value allocations from the prior acquisition of 100% of the publishing businesses. In the second quarter, the Company determined that the partial disposition of assets reflected in the first quarter was not necessary for the purpose of calculating the minority interest. This change did not have any effect on cash flows. The statement of earnings for the three months ended November 30, 2005 has been revised to increase investment gains by $16.1 million and decrease future income tax recovery by $16.1 million.

     The balance sheet as at November 30, 2005 has been revised as follows:

                                         NOVEMBER 30, 2005
                                -----------------------------------
                                AS REPORTED   REVISION   AS REVISED
                                -----------   --------   ----------
Current assets                     922,706         --       922,706
Property, plant and equipment      680,279      9,028       689,307
Other long term assets             382,113         --       382,113
Intangible assets                1,040,680     90,354     1,131,034
Goodwill                         2,006,426    413,599     2,420,025
                                 ---------    -------     ---------
                                 5,032,204    512,981     5,545,185
                                 =========    =======     =========
Current liabilities                701,936     (1,343)      700,593
Future income taxes                 95,289     16,083       111,372
Minority interests                  39,405    498,241       537,646
Other long term liabilities      2,913,811         --     2,913,811
Shareholders' equity             1,281,763         --     1,281,763
                                 ---------    -------     ---------
                                 5,032,204    512,981     5,545,185
                                 =========    =======     =========

     Approximately 26% of the Company's units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units.

3.   INCOME TAXES

     The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                     ---------------------------   ---------------------------
                                                     FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                         2006           2005           2006           2005
                                                     ------------   ------------   ------------   ------------
Income taxes at combined Canadian statutory
   rate of 34.49% (2005 - 35.20%)                          383       13,724            4,683       51,363
Non-taxable portion of capital (gains) and losses          (18)         241           (2,279)       1,600
Effect of valuation allowance on future tax assets       1,836          243            5,271        1,527
Effect of foreign income tax rates differing from
   Canadian income tax rates                               525       (2,834)          (5,118)     (10,256)
Incremental taxes on debt extinguishment                    --          (80)              --        5,697
Change in expected future tax rates                       (202)        (164)          (3,188)      (4,338)
Large corporations tax                                     759          491            1,693        1,435
Non-taxable dilution gain on disposition to
   Limited Partnership                                    (466)          --          (44,440)          --
Limited Partnership net earnings allocated to
   minority interests                                   (4,299)          --           (6,905)          --
Effect of uncertain tax positions                          680       (4,899)          (6,372)      (4,899)
Non-deductible expenses                                    707          629            1,728        1,338
Prior period temporary differences not previously
   tax effected                                             --       (6,989)(1)           --       (6,989)(1)
Other                                                     (897)      (1,305)            (937)        (809)
                                                        ------       ------          -------       ------
Provision for (recovery of) income taxes                  (992)        (943)         (55,864)      35,669
                                                        ======       ======          =======       ======

(1) The provision for income taxes for the three and six months ended February 28, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments were included in earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the three and six months ended February 28, 2005, by $0.04 per share.

4.   LONG TERM DEBT

                                                AS AT         AS AT
                                            FEBRUARY 28,   AUGUST 31,
                                                2006          2005
                                            ------------   ----------
Senior Secured Credit facility(1)               377,437           --
Senior Secured Credit facility (2)                   --      346,100
Senior unsecured notes (2)                          284      237,420
Senior subordinated notes (2)                     9,807      549,632
Senior subordinated notes                       896,720      936,967
CanWest MediaWorks Limited
   Partnership Secured Credit facility(3)       825,000           --
Bank loan Australian $95,000
   (Aug. 31, 2005 - Australian $180,000)         80,323      160,794
Senior unsecured notes US$125,000
   (Aug. 31, 2005 - US$125,000)                 142,242      148,609
Senior notes Australian $150,000(4)             126,825           --
Term bank loan NZ$179,700
   (Aug. 31, 2005 - NZ$187,802)                 135,620      154,824
                                              ---------    ---------
                                              2,594,258    2,534,346
Effect of foreign currency swaps (2)             78,457      356,241
                                              ---------    ---------
Long term debt                                2,672,715    2,890,587
Less portion due within one year                     --       (4,497)
                                              ---------    ---------
Long term portion                             2,672,715    2,886,090
                                              =========    =========

Except for the changes noted in (1) (2) (3) and (4), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2005 consolidated financial statements.

(1) In October 2005, the Company obtained a new $500 million revolving term credit facility. During the second quarter, the Company finalized an amendment to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. As at February 28, 2006, the Company has $191.0 million, net of letters of credit of $31.0 million, available on this facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company's directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited.

(2)  The Company settled debt and associated swaps as follows:

     i. In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $765.8 million was retired for cash of $849.7 million. In addition, deferred financing and other costs of $27.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75.6 million, net of tax of $35.3 million. As a result of the repayment of these notes the Company recorded a swap loss of $34.5 million, net of tax of $19.0 million related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

     ii. In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps.

     iii. In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.0 million.

(3) CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

(4) In December 2005, TEN Group completed a private placement of floating rate senior notes due 2015 in the amount of A$150 million. Interest is due quarterly with the rate set at the beginning of each quarter and is calculated based upon the three month BBSW rate plus 0.69%. The notes are secured by a direct, unconditional and general obligation of TEN Group except that they are subordinated to the secured debt.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $119 million in the six months ended February 28, 2006 (2005 - $97 million), $69 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage and is also subject to certain restrictions under negative covenants.

5.   INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

     The Company has recorded the following investment gains and losses.

                                            FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                           ---------------------------   ---------------------------
                                           FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                               2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------
Dilution gain - sale of 25.8% of Limited
   Partnership                                 1,555             --         101,688            --
Gain on sale of investments                      138             --             138         2,171
Dilution gain - TEN Group and
   CanWest MediaWorks (NZ) Limited                 1            557              64           733
Other                                            145         (2,246)          1,167        (2,958)
                                               -----         ------         -------        ------
                                               1,839         (1,689)        103,057           (54)
                                               =====         ======         =======        ======

6.   DISCONTINUED OPERATIONS

     During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. We expect this transaction to close within a year. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment.

     The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $1.7 million and $6.6 million for the three and six months ended February 28, 2006, respectively, (2005 - three months $1.6 million, six months $4.9 million). The Company has not allocated interest on the parent company's debt to discontinued operations. In addition cash flows from continuing operations have been decreased by $1.6 million and $1.0 million for the three and six months ended February 28, 2006, respectively, (2005 - increased by, for the three months $0.7 million, six months $2.3 million).

     The earnings from discontinued operations are summarized as follows:

                                         FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                        ---------------------------   ---------------------------
                                        FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                            2006           2005           2006           2005
                                        ------------   ------------   ------------   ------------
Revenue                                     8,263          8,461         20,309         19,782
                                            =====          =====         ======         ======
Earnings from discontinued
   operations before tax expense            2,279          1,812          7,677          5,770
Income tax expense                            542            227          1,098            828
                                            -----          -----         ------         ------
Earnings from discontinued operations       1,737          1,585          6,579          4,942
                                            =====          =====         ======         ======

     The carrying values of the net assets related to the discontinued operations are as follows:

                                 AS AT FEBRUARY 28,   AS AT AUGUST 31,
                                        2006                2005
                                 ------------------   ----------------
Investment in broadcast rights          5,586               5,615
Other current assets                    5,974               4,264
                                       ------              ------
Total current assets                   11,560               9,879
                                       ------              ------
Investment in broadcast rights          2,841               1,058
Other non-current assets               10,369              11,838
                                       ------              ------
Total non-current assets               13,210              12,896
                                       ------              ------
Debt                                    6,470              12,270
Other current liabilities               8,571               6,422
                                       ------              ------
Total current liabilities              15,041              18,692
                                       ------              ------
Long term liabilities                     958                 958
                                       ------              ------
Net assets                              8,771               3,125
                                       ======              ======

7.   RELATED PARTY TRANSACTIONS

     Due from parent and affiliated companies consist of the following:

                                                      AS AT        AS AT
                                                  FEBRUARY 28,   AUGUST 31,
                                                      2006          2005
                                                  ------------   ----------
Due from parent, CanWest - non-interest bearing       63,502        75,051
Due from various affiliated companies
   CanWest Entertainment Inc. - non-interest
   Bearing                                            60,835        60,771
Fireworks Entertainment Inc. - non-interest
   bearing                                           366,249       380,841
Provision for loan impairment                       (427,084)     (430,136)
                                                    --------      --------
Due from parent and affiliated companies              63,502        86,527
                                                    ========      ========

     These advances have no fixed repayment terms.

     The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $427.1 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $427.1 million against these loans.

     The Company made operating lease payments of $1.6 million to CanWest and affiliated companies for the six months ended February 28, 2006 (2005 - $1.6 million), which are included in selling general and administrative expenses.. For the six months ended February 28, 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $0.5 million, which are included in operating expenses.

     Senior subordinated notes payable to CanWest Communications Corporation, the parent company of CanWest, with a book value of $49.7 million (US$41.9 million) were settled in October 2005, under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. For the six months ended February 28, 2006, interest expense related to this debt totaled $0.7 million (2005 - $3.0 million).

     All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

8.   EMPLOYEE BENEFIT PLANS

     The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for the plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the benefit plans is presented below:

                                                            POST                                    POST
                                 PENSION BENEFITS   RETIREMENT BENEFITS   PENSION BENEFITS   RETIREMENT BENEFITS
                                ------------------  -------------------  ------------------  -------------------
                                       FOR THE THREE MONTHS ENDED               FOR THE SIX MONTHS ENDED
                                ---------------------------------------  ---------------------------------------
                                FEBRUARY  FEBRUARY   FEBRUARY  FEBRUARY  FEBRUARY  FEBRUARY   FEBRUARY  FEBRUARY
                                28, 2006  28, 2005   28, 2006  28, 2005  28, 2006  28, 2005   28, 2006  28, 2005
                                --------  --------   --------  --------  --------  --------   --------  --------
Current service cost              5,781     4,443       451      333      11,562     8,886       902       665
Employee contributions           (1,535)   (1,540)       --       --      (3,071)   (3,080)       --        --
Accrued interest on benefits      6,153     6,108       631      587      12,306    12,215     1,262     1,173
Expected return on plan assets   (5,800)   (5,056)       --       --     (11,600)  (10,111)       --        --
Amortization of transitional
   obligation                       109       148        76       --         217       295       152        --
Amortization of past service
   costs                            301       301        34       34         603       603        68        68
Amortization of net actuarial
   loss (gain)                    1,368       757        14      (14)      2,737     1,514        29       (27)
Changes in valuation allowance      (21)      (18)       --       --         (42)      (35)       --        --
                                 ------    ------     -----      ---     -------   -------     -----     -----
Total pension and post
   retirement benefit expense     6,356     5,143     1,206      940      12,712    10,287     2,413     1,879
                                 ======    ======     =====      ===     =======   =======     =====     =====

9.   CONTINGENCIES

     (a) The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively "Hollinger") related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

     (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders' interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

     (c) The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003, in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

     (d) CanWest MediaWorks (NZ) Limited has received a Notice of Proposed Adjustment from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$13.3 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result. The outcome of this situation is not determinable and CanWest MediaWorks
          (NZ) Limited intends to dispute the proposed adjustments.

     (e) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

10.  SEGMENTED INFORMATION

     The Company operates primarily within the publishing and interactive, television, radio and outdoor advertising industries in Canada, New Zealand, Ireland and Australia. Segmented information has been retroactively revised to reflect the Company's classification of the Ireland television segment as discontinued.

     Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for inter-segmented information as if the sales were to third parties. Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

                                                          SEGMENT                                    SEGMENT
                                    REVENUE(1)      OPERATING PROFIT(2)       REVENUE (1)      OPERATING PROFIT(2)
                                ------------------  -------------------  --------------------  -------------------
                                       FOR THE THREE MONTHS ENDED                 FOR THE SIX MONTHS ENDED
                                ---------------------------------------  ----------------------------------------
                                FEBRUARY  FEBRUARY   FEBRUARY  FEBRUARY   FEBRUARY   FEBRUARY  FEBRUARY   FEBRUARY
                                28, 2006  28, 2005   28, 2005  28, 2005   28, 2006   28, 2005  28, 2006  28, 2005
                                --------  --------  ---------  --------  ---------  ---------  --------  --------
Publishing and
   Interactive-Canada            301,096   289,467    47,511    55,211     642,394    615,226   129,135   140,862
                                 -------   -------   -------   -------   ---------  ---------  --------  --------
Television
Canada                           153,829   163,718      (519)   25,671     340,904    363,999    28,451    81,163
Australia-Network
   TEN                           120,282   154,573    32,607    58,773     350,978    401,424   137,097   178,965
New Zealand                       22,638    23,104     1,586     1,967      58,738     58,855    13,861    16,496
                                 -------   -------   -------   -------   ---------  ---------  --------  --------
Total television                 296,749   341,395    33,674    86,411     750,620    824,278   179,409   276,624
Radio - New Zealand               22,305    24,412     6,733     7,957      45,877     48,175    13,751    15,695
Outdoor - Australia               25,465    24,918     4,696     4,904      55,139     53,822    12,165    12,697
Corporate and other                   --        --   (11,699)   (7,620)         --         --   (20,356)  (13,770)
                                 -------   -------   -------   -------   ---------  ---------  --------  --------
                                 645,615   680,192    80,915   146,863   1,494,030  1,541,501   314,104   432,108
                                 =======   =======                       =========  =========
Ravelston management
   contract termination                                   --      (281)                              --      (562)
                                                     -------   -------                         --------  --------
                                                      80,915   146,582                          314,104   431,546
Amortization of intangibles                            4,887     4,958                           10,462     9,897
Amortization of property,
   plant and equipment                                24,242    22,962                           47,642    44,311
Other amortization                                     1,358     1,318                            2,832     2,482
                                                     -------   -------                         --------  --------
Operating income                                      50,428   117,344                          253,168   374,856
Interest expense                                     (45,952)  (61,084)                         (98,510) (133,850)
Interest income                                          526     1,036                            1,246     1,877
Amortization of deferred
   financing costs                                    (1,481)   (3,120)                          (3,430)   (5,321)
Interest rate and foreign
   currency swap losses                               (7,160)   (4,902)                        (127,699)  (49,500)
Foreign exchange gains (losses)                          149    (8,596)                            (425)    1,903
Loan impairment recovery                               3,052        --                            3,052        --
Investment gains, losses
   and write-downs                                     1,839    (1,689)                         103,057       (54)
Loss of debt extinguishment                             (291)       --                         (116,880)  (43,992)
                                                     -------   -------                         --------  --------
Earnings (loss) before
   income taxes                                        1,110    38,989                           13,579   145,919
                                                     =======   =======                         ========  ========

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues for the six months ended February 28, 2006:
     Canadian Television - $0.7 million (2005 - $0.4 million), Publishing and Interactive - Canada - $1.1 million (2005 - $0.6 million).

(2) Corporate and other in 2005 has been reclassified to conform with the presentation adopted in the current year.

11.  SUBSEQUENT EVENT

     In September 2005, the Company announced that a subsidiary of a Turkish partner was successful in its bids to acquire the assets of Super FM and Metro FM for aggregate consideration of US$56 million. In February 2006, the Company announced that the same group had been successful in its bid to acquire the assets of Joy FM and Joy Turk FM for consideration of US$5 million. In exchange for a payment of US$46 million, the Company will acquire a 75% economic interest in these radio stations. The Company has provided letters of credit in the aggregate amount of US$3.3 million to secure its share of these bids. The February transactions remain subject to regulatory approval by certain Turkish authorities and the Company is currently seeking to clarify certain aspects of the regulatory approvals already received in respect of Super FM and Metro FM. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest.